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[TYLER CORPORATION LOGO]                                              EXHIBIT 20

                                        Bruce W. Wilkinson
                                        President & Chief Executive Officer
                                        (214) 754-7804

                                        David P. Tusa
                                        Senior Vice President & Chief Financial
                                        Officer
                                        (214) 754-7831

                                        TYLER CORPORATION ANNOUNCES NEW
                                        DIRECTOR; EQUITY INVESTMENT


Dallas Texas, August 21, 1997 -- FOR IMMEDIATE RELEASE

         Today, Tyler Corporation (NYSE:TYL) announced the appointment by its board of directors of Louis A. Waters as a director. In addition, Richmond Partners, Ltd., a Houston-based investment partnership of which Mr. Waters is the managing general partner, will make a significant capital investment in Tyler Corporation. The investment will be in the form of a cash purchase for $3,500,000 of a package of Tyler Corporation securities consisting of 2,000,000 common shares and a warrant to acquire 2,000,000 common shares with an exercise price of $2.50 per share.

         Mr. Waters, 58, was one of the founders and was the first chairman of the board of Browning-Ferris Industries, Inc. ("BFI"). He served as chairman and chief executive officer from 1969 through 1980 and served as chairman of BFI's Executive Committee from 1980 through 1988 and chairman of the Finance Committee from 1988 to March 1997. Mr. Waters also directed BFI's international activities, serving as chairman and chief executive officer of BFI International, Inc. from 1991 to March 1997 when he retired from full-time duty. He currently serves in a part-time capacity with BFI and as chairman emeritus of BFI International, Inc., the $1.5 billion international subsidiary of BFI.

         With Mr. Water's substantial, continuous involvement, Browning-Ferris grew from a small, Houston company in 1969 to a $5.8 billion international waste services company operating across North America and 11 other countries, including the Netherlands, Germany and the United Kingdom.

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Tyler Corporation                 Page two                       August 21, 1997

         Mr. Waters received B.A. and B.S. degrees in mechanical engineering from Houston's Rice University in 1960 and 1962. He first practiced engineering at Cameron Iron Works in Houston before attending Harvard Business School, where he received an M.B.A. in 1966. From there, he moved to the corporate finance department of a large investment banking firm in New York City, then returned to Houston to head the corporate finance department of Underwood-Neuhaus & Company, prior to joining the founding group of BFI.

         Commenting on the announcement, Bruce W. Wilkinson, president and chief executive officer said, "We are very excited about Richmond Partner's investment participation in our Company and the addition of Lou Waters to our board. Lou's expertise in growing an organization is well established. He is a proven commodity that will contribute significantly to our strategic growth plans at Tyler."

         Tyler Corporation, headquartered in Dallas, was founded in 1966 and has provided products and services to customers in a variety of industries. As a result of divestitures, the Company has $20 million in cash reserves and currently operates in the two areas of retail automotive replacement parts and educational fund raising. The Company is currently evaluating acquisition opportunities in new lines of business and other strategic alternatives to enhance shareholder value. As previously announced, the Company is in the process of moving its headquarters to Houston.

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